Exhibit 99.1

Centerra Gold Inc.

Condensed Consolidated Interim Financial Statements

For the Second Quarter Ended June 30, 2021 and 2020

(Unaudited)

(Expressed in thousands of United States Dollars)

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)
		June 30,	December 31,
		2021	2020
(Expressed in thousands of United States Dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$882,875	$545,180
Amounts receivable		74,716	66,108
Inventories	6	196,094	580,587
Assets held-for-sale	5	-	140,005
Other current assets		34,477	40,961
		1,188,162	1,372,841
Property, plant and equipment	7	1,125,470	1,686,067
Other non-current assets	8	14,947	77,101
		1,140,417	1,763,168
Total assets		$2,328,579	$3,136,009

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$177,104	$232,704
Income taxes payable		3,008	2,474
Liabilities held-for-sale	5	-	2,255
Other current liabilities		28,986	20,395
		209,098	257,828

Deferred income tax liability		40,537	39,473
Provision for reclamation		298,277	351,149
Other non-current liabilities	8	18,782	21,541
		357,596	412,163
Shareholders' equity
Share capital		981,658	975,122
Contributed surplus		30,908	30,601
Accumulated other comprehensive income		5,735	11,600
Retained earnings		743,584	1,448,695
		1,761,885	2,466,018
Total liabilities and Shareholders' equity		$2,328,579	$3,136,009
Commitments and contingencies (note 17)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

2

Centerra Gold Inc.
Condensed Consolidated Interim Statements of (Loss) Earnings and Comprehensive (Loss) Income
(Unaudited)
		Three months ended		Six months ended
		June 30,		June 30,
		2021	2020	2021	2020
(Expressed in thousands of United States Dollars)
(except per share amounts)
	Notes
Revenue	9	$202,264	$129,977	$428,498	$258,017

Cost of sales
Production costs		112,683	90,960	234,050	206,979
Depreciation, depletion and amortization		24,656	20,563	59,048	40,007
Earnings from mine operations		64,925	18,454	135,400	11,031

Exploration and development costs		8,760	6,474	12,222	11,237
Corporate administration	10	5,848	25,271	10,795	28,718
Care and maintenance expense		6,402	7,074	12,834	13,862
Reclamation expense (recovery)	11	10,825	17,065	(42)	43,505
Other operating expenses	12	4,138	3,055	7,765	5,934
Earnings (loss) from operations		28,952	(40,485)	91,826	(92,225)

Gain on sale of Greenstone Partnership	5	-	-	(72,274)	-
Other expenses (income)	13	4,710	(2,998)	7,092	4,324
Finance costs		1,580	3,536	3,307	6,864
Earnings (loss) before income tax		22,662	(41,023)	153,701	(103,413)
Income tax (recovery) expense	14	(10,385)	(1,609)	9,215	1,256
Net earnings (loss) from continuing operations		33,047	(39,414)	144,486	(104,669)
Net (loss) earnings from discontinued operations	4	(884,705)	120,157	(828,717)	205,420
Net (loss) earnings		$(851,658)	$80,743	$(684,231)	$100,751

Other Comprehensive (Loss) Income
Items that may be subsequently reclassified to earnings:
Net (loss) gain on translation of foreign operation		$-	$(592)	$31	$(1,607)
Net loss on derivative instruments	19	(4,218)	(1,930)	(5,896)	(1,732)
Other comprehensive loss		(4,218)	(2,522)	(5,865)	(3,339)
Total comprehensive (loss) income		$(855,876)	$78,221	$(690,096)	$97,412

Earnings (loss) per share - continuing operations:
Basic	15	$0.11	$(0.13)	$0.49	$(0.36)
Diluted	15	$0.10	$(0.13)	$0.47	$(0.36)
(Loss) earnings per share:
Basic	15	$(2.87)	$0.27	$(2.31)	$0.34
Diluted	15	$(2.87)	$0.27	$(2.31)	$0.34

Cash dividends declared per common share (C$)		$0.05	$0.08	$0.10	$0.08

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

3

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
		Three months ended		Six months ended
		June 30,		June 30,
		2021	2020	2021	2020
(Expressed in thousands of United States Dollars)

Operating activities	Notes
Net earnings (loss) from continuing operations		$33,047	$(39,414)	$144,486	$(104,669)

Adjustments:
Depreciation, depletion and amortization		26,192	25,459	62,068	43,217
Reclamation expense (recovery)		10,825	17,065	(42)	43,505
Share-based compensation expense (recovery)		474	20,470	(2,642)	17,231
Finance costs		1,580	3,536	3,307	6,864
Gain on sale of Greenstone Partnership	5	-	-	(72,274)	-
Income tax (recovery) expense		(10,385)	(1,609)	9,215	1,256
Other		(70)	4,611	2,295	12,570
		61,663	30,118	146,413	19,974
Changes in working capital	16	(1,362)	19,233	315	16,314
Cash provided by operating activities from continuing operations		60,301	49,351	146,728	36,288
Cash provided by operating activities from discontinued operations		77,132	218,709	143,853	352,928
Cash provided by operating activities		137,433	268,060	290,581	389,216

Investing activities
Property, plant and equipment additions		(29,574)	(35,615)	(47,967)	(41,082)
Proceeds from sale of Greenstone Partnership	5	-	-	210,291	-
Decrease in restricted cash		1,039	149	2,658	25,990
Decrease in other assets		317	2,562	921	1,426
Cash (used in) provided by investing activities from continuing operations		(28,218)	(32,904)	165,903	(13,666)
Cash used in investing activities from discontinued operations		(27,432)	(63,501)	(96,081)	(108,250)
Cash (used in) provided by investing activities		(55,650)	(96,405)	69,822	(121,916)

Financing activities
Dividends paid	15	(20,880)	(16,992)	(20,880)	(16,992)
Debt drawdown		-	114,000	-	250,000
Debt repayment		-	(250,000)	-	(327,472)
Payment of borrowing costs		(914)	(2,789)	(1,605)	(4,854)
Repayment of lease obligations		(953)	(1,415)	(3,336)	(3,152)
Proceeds from common shares issued		606	3,908	3,113	4,666
Cash used in financing activities		(22,141)	(153,288)	(22,708)	(97,804)
Increase in cash during the period		59,642	18,367	337,695	169,496
Cash at beginning of the period		823,233	193,846	545,180	42,717
Cash at end of the period		$882,875	$212,213	$882,875	$212,213

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

4

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)
(Expressed in thousands of United States Dollars, except share information)

				Accumulated
	Number of	Share		Other
	Common	Capital	Contributed	Comprehensive	Retained
	Shares	Amount	Surplus	Income (Loss)	Earnings	Total
Balance at January 1, 2021	295,827,906	$975,122	$30,601	$11,600	$1,448,695	$2,466,018
Net loss	-	-	-	-	(684,231)	(684,231)
Other comprehensive loss	-	-	-	(5,865)	-	(5,865)
Transactions with shareholders:
Share-based compensation expense	-	-	2,655	-	-	2,655
Issued on exercise of stock options	580,084	4,258	(1,145)	-	-	3,113
Issued under the employee share
purchase plan	64,828	643	-	-	-	643
Issued on redemption of restricted
share units	242,287	1,635	(1,203)	-	-	432
Dividend declared (C$0.10 per share)	-	-	-	-	(20,880)	(20,880)
Balance at June 30, 2021	296,715,105	$981,658	$30,908	$5,735	$743,584	$1,761,885

Balance at January 1, 2020	293,690,456	$960,404	$26,278	$(752)	$1,079,914	$2,065,844
Net earnings	-	-	-	-	100,751	100,751
Other comprehensive loss	-	-	-	(3,339)	-	(3,339)
Transactions with shareholders:
Share-based compensation expense	-	-	924	-	-	924
Issued on exercise of stock options	587,872	4,116	(1,142)	-	-	2,974
Issued under the employee
share purchase plan	76,182	1,152	-	-	-	1,152
Issued on redemption of
restricted share units	13,436	540	-	-	-	540
Dividends declared (C$0.08 per share)	-	-	-	-	(17,187)	(17,187)
Balance at June 30, 2020	294,367,946	$966,212	$26,060	$(4,091)	$1,163,478	$2,151,659

5

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

1. Nature of operations

Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Asia and other markets worldwide.

2. Basis of presentation

These condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the required annual disclosures and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2020.

These financial statements were authorized for issuance by the Board of Directors of the Company on August 9, 2021.

3. Accounting policies

These interim financial statements have been prepared using accounting policies consistent with those used in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2020. New standards and amendments issued but not yet effective or adopted are described below.

IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment, to prohibit the crediting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted.

The Company expects to adopt the revision to IAS 16 when it becomes effective on January 1, 2022. The Company has determined that the adoption of this standard would have no impact on its historical accounting.

6

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:

-	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;

-	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;

-	Clarifying how lending conditions affect classification; and

-	Clarifying if the settlement of a lability refers to the transfer of cash, equity instruments, other assets or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2023.

Comparative figures

Certain figures in the comparative condensed interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of these financial statements as at and for the three months and six months ended June 30, 2021. These include reclassifications of amounts related to the discontinued operations described in Note 4.

7

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

4. Discontinued operations

Loss of control of the Kumtor Mine

On May 6, 2021, the Kyrgyz Republic Parliament passed a temporary management law that allowed the Kyrgyz Republic to assume management authority over Kumtor Gold Company (“KGC”, the Company’s wholly owned subsidiary that owns the Kumtor Mine) in certain circumstances. Subsequently, as a result of a number of coordinated actions, the Kyrgyz Republic seized the Kumtor Mine on May 15, 2021 and inserted an external manager to direct the day-to-day activities of the mine, including production and sale of metals (“loss of control event”).

While the Company remains the legal owner of KGC, the Company has concluded that it has lost control of the Kumtor Mine because it cannot effectively exercise power over the relevant activities related to the mine and is no longer exposed to variable returns, nor can it affect the returns of the mine through its managerial involvement. As a result of the loss of control event, the Company deconsolidated the subsidiary, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost. The Company deemed the loss of control a significant event and concluded that the Kumtor Mine should be treated as a discontinued operation. Consequently, all amounts related to the Kumtor Mine have been classified as a discontinued operation in both the current and comparative periods in the condensed consolidated interim statements of (loss) earnings and comprehensive (loss) income and condensed consolidated interim statements of cash flows and the associated notes to the financial statements.

On May 17, 2021, the Company initiated binding arbitration against the Kyrgyz Republic to enforce its rights under longstanding agreements governing the Kumtor Mine. Furthermore, on June 1, 2021, the Company’s two wholly owned subsidiaries, KGC and Kumtor Operating Company (“KOC”), filed for protection under Chapter 11 of the federal U.S. Bankruptcy Code in the Southern District of New York. While the Company is planning to enforce its rights to the Kumtor Mine through the international arbitration proceedings and other available legal avenues, the Company’s participation in the future cash flows of the Kumtor Mine remains uncertain, and consequently no value was ascribed to the Company’s interest in KGC. A loss on the change control of $926.4 million, equal to the net carrying value of assets and liabilities of the Kumtor Mine at the date when control was lost, was recognized in the condensed consolidated interim statements of (loss) earnings and comprehensive (loss) income.

The Company assessed that there was no change in circumstances that would justify the remeasurement of the Company’s interest in KGC as at June 30, 2021.

8

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

The net (loss) earnings from discontinued operations from the Kumtor Mine, which include the results of operating activities while it was under the Company’s control up to May 15, 2021, for the three and six months ended June 30, 2021 and 2020 are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenue	$88,540	$288,196	$264,159	$538,948
Cost of sales
Production costs	24,262	56,477	72,613	109,838
Depreciation	19,449	64,880	57,912	118,458
Standby costs	-	-	-	6,728
Earnings from mine operations	44,829	166,839	133,634	303,924
Revenue-based taxes	12,397	40,359	36,984	75,464
Exploration and development costs	2,974	2,478	8,826	7,218
Other operating expenses	1,159	2,805	3,380	14,261
Loss on the change of control of the Kumtor Mine	926,350	-	926,350	-
Earnings (loss) from operations	(898,051)	121,197	(841,906)	206,981
Other (income) expenses	(13,409)	759	(13,290)	1,007
Finance costs	63	281	101	554
Net (loss) earnings before income tax	$(884,705)	$120,157	$(828,717)	$205,420
Net (loss) earnings from discontinued operations	$(884,705)	$120,157	$(828,717)	$205,420

Other (income) expenses for the three and six months ended June 30, 2021 above includes a realized gain of $14.2 million recognized upon early settlement of fuel hedge contracts related to the Kumtor Mine. Additionally, an unrealized gain of $1.1 million was recognized for the three and six months ended June 30, 2021 upon the novation of other fuel hedge contracts which were re-assigned to the Mount Milligan Mine upon the loss of control of the Kumtor Mine.

9

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

The assets and liabilities of the Kumtor Mine over which control was lost are summarized in the table below:

Current assets
Amounts receivable	$38,238
Inventories	333,556
Non-current assets
Property, plant and equipment	629,374
Reclamation deposits	52,918
Other non-current assets	11,884
Assets derecognized	$1,065,970
Current liabilities
Accounts payable and accrued liabilities	$63,271
Revenue-based taxes payable	17,003
Other current liabilities	325
Non-current liabilities
Provision for reclamation	56,451
Other non-current liabilities	2,570
Liabilities derecognized	$139,620
Net assets derecognized	$926,350

While the Kyrgyz Republic brought forward various claims against KGC, the Company does not believe that they have any merit. Accordingly, the Company did not accrue any liability in the accounts of KGC with respect to any of these claims prior to the loss of control event. Refer to Note 17 for disclosure regarding contingencies associated with the loss of control event.

5. Disposition of the interest in Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Mine Finance Group. As a result of the closing of this transaction, the Company received cash consideration of $210.0 million, and recognized a gain of $72.3 million in the first quarter of 2021. The Company is entitled to receive further contingent payments of up to $75 million (assuming a gold price of $1,500) based on the successful construction and operation of the mine, which will be recorded upon achieving the applicable milestones.

10

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

The following table summarizes the net assets of the Partnership interest disposed of:

January 19, 2021
Cash and cash equivalents	$188
Amounts receivable	175
Property, plant and equipment	139,642
Assets disposed of	$140,005
Accounts payable and accrued liabilities	$(2,125)
Lease obligations	(130)
Liabilities disposed of	$(2,255)
Net assets disposed of	$137,750

6. Inventories

	June 30,	December 31,
	2021	2020
Stockpiles of ore (a)	$39,246	$239,219
Gold in-circuit	5,605	28,906
Gold doré	-	15,497
Copper and gold concentrate	17,764	32,201
Molybdenum inventory	70,242	57,238
Total product inventories	132,857	373,061
Supplies (net of provision) (b)	63,237	207,526
Total inventories	$196,094	$580,587

(a)	Includes ore in stockpiles at the Mount Milligan Mine not scheduled for processing within the next 12 months, but available on-demand of $31.3 million (December 31, 2020 - $119.2 million).
(b)	Net of a provision for supplies inventory obsolescence of $8.0 million (December 31, 2020 - $29.2 million).

7. Property, plant and equipment

	Buildings,		Capitalized	Construction
	Plant and	Mineral	Stripping	in
	Equipment	Properties	Costs	Progress	Total
Net book value
Balance, January 1, 2020	$742,954	$460,806	$191,210	$274,546	$1,669,516
Balance, January 1, 2021	891,223	353,189	338,855	102,800	1,686,067
Balance, June 30, 2021	739,794	316,835	28,902	39,939	1,125,470

During the six months ended June 30, 2021, $47.2 million of additions related to the Company’s continuing operations were capitalized to property, plant and equipment and $95.7 million of additions related to the Kumtor Mine were capitalized to property, plant and equipment. In the year ended December 31, 2020, $396.3 million of additions were capitalized to property, plant and equipment.

11

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

Property, plant and equipment with the net book value of $0.5 million were disposed during the six months ended June 30, 2021, (year ended December 31, 2020 - $2.6 million).

As a result of the loss of control of the Kumtor Mine discussed in Note 4, property, plant and equipment with the net book value of $629.4 million were derecognized during the six months ended June 30, 2021.

8. Other non-current assets and non-current liabilities

	June 30,	December 31,
	2021	2020
Other non-current assets
Value-added tax receivable (a)	$8,318	$7,734
Long-term derivative assets (b)	3,957	8,339
Prepayments for property, plant and equipment	218	8,763
Reclamation deposits	94	47,083
Restricted cash	82	2,740
Other	2,278	2,442
Total other non-current assets	$14,947	$77,101

Other non-current liabilities
Long-term portion of lease obligations	$13,048	$14,340
Post-retirement benefits	4,186	4,060
Long-term derivative liabilities (b)	1,548	3,141
Total other non-current liabilities	$18,782	$21,541

(a)	Relates to the Öksüt Mine.
(b)	Relates to the fuel, foreign exchange and strategic copper hedge contracts (Note 19).

9. Revenue

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Gold revenue	$93,928	$56,926	$216,301	$102,134
Copper revenue	50,408	35,735	104,413	74,716
Molybdenum revenue	45,982	26,557	85,528	69,829
Other by-product revenue (a)	4,942	4,029	9,529	6,694
Metal content and provisional pricing adjustments on concentrate sales	7,004	6,730	12,727	4,644
Total revenue	$202,264	$129,977	$428,498	$258,017

(a)	Includes silver, rhenium and sulfuric acid sales.

12

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

10. Corporate administration

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Administration and office costs	$5,433	$5,965	$12,842	$12,053
Share-based compensation expense (recovery) (a)	415	19,306	(2,047)	16,665
Corporate administration	$5,848	$25,271	$10,795	$28,718

(a)	Relates to the share-based compensation liability of $9.2 million as at June 30, 2021 (December 31, 2020 - $28.2 million).

11. Reclamation expense (recovery)

Reclamation expense for the three months ended June 30, 2021 was $10.8 million (three months ended June 30, 2020 - $17.1 million expense) and primarily attributable to changes in discount rates applied to underlying reclamation cash flows at the Endako Mine and the Thompson Creek Mine.

Reclamation recovery for the six months ended June 30, 2021 was $0.1 million (six months ended June 30, 2020 - $43.5 million expense) and primarily attributable to changes in discount rates applied to underlying reclamation cash flows at the Endako Mine and the Thompson Creek Mine.

12. Other operating expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Selling and marketing (a)	$3,218	$2,313	$6,518	$5,191
Direct costs related to COVID-19 (b)	150	288	257	289
Other	770	454	990	454
Other operating expenses	$4,138	$3,055	$7,765	$5,934

(a)	Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.

(b)	Primarily includes incremental costs such as medical services, protective equipment and cleaning costs, incurred to mitigate the spread of the COVID-19 pandemic.

13

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

13. Other expenses (income)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Kumtor Mine litigation and other related costs (a)	$6,149	$-	$6,149	$-
Other	(1,439)	(2,998)	943	4,324
Other expenses (income)	$4,710	$(2,998)	$7,092	$4,324

(a)	Primarily includes legal fees related to the Company’s international arbitration claim against the Kyrgyz Republic, the filing for protection under Chapter 11 under the federal U.S. Bankruptcy Code by KGC and Kumtor Operating Company (“KOC”), and related communication and consulting costs.

14. Income tax (recovery) expense

The Company’s effective income tax rate of (45.8%) (2020 - 3.9%) for the three months ended June 30, 2021 is lower than the statutory Canadian income tax rate of 26.5% primarily due to recognition of a tax benefit related to the Oksut Mine’s Investment Incentive Certificate (“ICC”) and income taxed on earnings from the Mount Milligan Mine being reduced by previously unrecognized tax attributes.

The Company’s effective income tax rate of 6.0% (2020 – (1.2%)) for the six months ended June 30, 2021 is lower than the statutory Canadian income tax rate of 26.5% primarily due to recognition of a tax benefit related to the Oksut Mine’s ICC and income taxed on earnings from the Mount Milligan Mine being reduced by previously unrecognized tax attributes.

14

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

15. Shareholder's equity

a.	(Loss) earnings per share

Computation for basic and diluted earnings (loss) per share from continuing operations:

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Earnings (loss) - continuing operations	$33,047	$(39,414)	$144,486	$(104,669)
Dilutive impact of PSUs treated as equity-settled	(1,913)	-	(5,627)	-
Diluted earnings (loss) - continuing operations for diluted earnings per share	$31,134	$(39,414)	$138,859	$(104,669)

Basic weighted average common shares	296,661	294,116	296,328	293,904
Dilutive impact of stock options	818	-	962	-
Diluted weighted average common shares	297,479	294,116	297,290	293,904

Earnings (loss) per share - continuing operations:
Basic	$0.11	$(0.13)	$0.49	$(0.36)
Diluted	$0.10	$(0.13)	$0.47	$(0.36)

Computation for basic and diluted (loss) earnings per share:

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Net (loss) earnings	$(851,658)	$80,743	$(684,231)	$100,751
Dilutive impact of PSUs treated as equity-settled	-	143	-	196
Diluted net (loss) earnings	$(851,658)	$80,886	$(684,231)	$100,947

Basic weighted average common shares	296,661	294,116	296,328	293,904
Dilutive impact of stock options	-	2,642	-	1,407
Dilutive impact related to the RSU plan	-	1,250	-	1,247
Diluted weighted average common shares	296,661	298,008	296,328	296,558

(Loss) earnings per share:
Basic	$(2.87)	$0.27	$(2.31)	$0.34
Diluted	$(2.87)	$0.27	$(2.31)	$0.34

For the three months and six months ended June 30, 2021 and 2020, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings (loss) from continuing operations per share and diluted (loss) earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the period.

15

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

Anti-dilutive securities excluded from the calculations above are summarized below:

	Three months ended		Six months ended
	June 30,		June 30,
(Thousands of units)	2021	2020	2021	2020
Excluded from earnings (loss) per share from continuing operations	2,917	4,760	2,304	4,285
Excluded from (loss) earnings per share	3,735	868	3,266	1,631

b.	Dividends

On May 17, 2021 the Company announced that as a result of the seizure of the Kumtor Mine, dividends or distributions on the Company’s common shares that would otherwise be payable to Kyrgyzaltyn JSC (“Kyrgyzaltyn”) or its affiliates would be waived and donated to the Company to the extent such dividends or distributions could be attributed reasonably to KGC, the Kumtor Mine’s assets and operations or distributions from KGC under the 2009 Restated Shareholders’ Agreement. As a result, Kyrgyzaltyn did not receive its portion of the dividend paid on June 10, 2021 to shareholders of record on May 27, 2021. The amount waived and donated was $3.0 million, net of withholding taxes. Based on the Company’s interpretation of the 2009 Restated Shareholders’ Agreement, the Company does not believe that it has an obligation to pay this amount to Kyrgyzaltyn in the future.

16. Supplemental disclosure

Changes in working capital

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
(Increase) decrease in amounts receivable	$(1,981)	$8,020	$(10,241)	$29,075
Decrease in inventories	(12,152)	(9,788)	(4,133)	(4,736)
(Increase) decrease in other current assets	(4,264)	923	(559)	1,238
Increase (decrease) in accounts payable and accrued liabilities	13,548	20,807	12,204	(19,494)
Increase (decrease) in income taxes payable	3,487	(729)	3,044	10,231
Changes in working capital	$(1,362)	$19,233	$315	$16,314

16

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

17. Commitments and contingencies

Commitments

As at June 30, 2021, the Company has entered into contracts to acquire property, plant and equipment totalling $2.9 million.

Contingencies

Kumtor Mine

As a result of the loss of control event, the Company deconsolidated KGC, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost. Refer to Note 4.

Arbitration Proceedings

On May 17, 2021, the Company announced that it initiated binding arbitration (the “Kumtor Arbitration Proceedings”) against the Kyrgyz Republic to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Government of the Kyrgyz Republic accountable in the arbitration for any and all losses and damage that result from its actions against KGC and the Kumtor Mine. Subsequently, this claim was amended to add Kyrgyzaltyn as a respondent in the Kumtor Arbitration Proceedings.

These claims will be adjudicated by a single arbitrator in the Kumtor Arbitration Proceedings to be held at Stockholm, Sweden and conducted under the rules of the United Nations Commission on International Trade Law. The applicable governing law of most of the longstanding agreements with the Kyrgyz Republic and Kyrgyzaltyn is the law of the State of New York. Centerra has requested that the Permanent Court of Arbitration in the Hague, Netherlands designate an appointing authority to select an arbitrator.

While Centerra will continue to pursue all measures necessary to protect its rights in arbitration and in other legal proceedings, no assurances can be given that Centerra will be successful in any of the foregoing legal proceedings or that the Company will be able to negotiate a solution that will not have a material impact on Centerra.

Mount Milligan Mine

As previously disclosed, in the Company’s consolidated financial statements for the year ended December 31, 2020, the Company received a notice of civil claim from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at the Mount Milligan Mine. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

17

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

18. Related party transactions

Kyrgyzaltyn

The breakdown of sales transactions in the normal course, prior to the loss of control event, with Kyrgyzaltyn are as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Gross gold and silver sales to Kyrgyzaltyn	$88,847	$289,974	$265,407	$542,427
Deduct: refinery and financing charges	(307)	(1,778)	(1,248)	(3,479)
Net revenue received from Kyrgyzaltyn	$88,540	$288,196	$264,159	$538,948

19. Financial instruments

The Company’s financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative instruments, accounts payable and accrued liabilities (including share-based compensation liability).

a.	Derivative Instruments

Hedge Derivatives

The derivative instruments outstanding as at June 30, 2021 that are accounted for as hedges are summarized below:

		Average Strike Price				Total
Instrument	Unit	2021	2022	2023	Type	Position (a)
Fuel hedge contracts
ULSD zero-cost collars	Barrels	$54/$59	$59/$64	$67/$73	Fixed	90,038
ULSD swap contracts	Barrels	$63	$62	$75	Fixed	114,840
Foreign exchange contracts
USD/C$ zero-cost collars	C$	$1.33/$1.40	$1.32/$1.38	$1.21/$1.27	Fixed	289,800,000
USD/C$ forward contracts	C$	$1.35	$1.30	$1.27	Fixed	187,000,000
Strategic copper contracts
Copper zero-cost collars	Pounds	N/A	$3.59/$4.82	N/A	Fixed	34,612,534
Copper forward contracts	Pounds	$3.39	N/A	N/A	Fixed	27,338,288

(a)	Total amounts expressed in the units identified.

18

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

Fuel Hedge Contracts

The Company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine to manage the risk associated with changes in diesel fuel prices to the cost of operations at the Mount Milligan Mine. The fuel hedge contracts are expected to settle by the end of the second quarter of 2023.

During the second quarter of 2021, the Company discontinued all hedge positions related to future fuel purchases at the Kumtor Mine after May 15, 2021. Unwinding these positions during the period resulted in a realized gain on discontinuance of $14.2 million recognized in net (loss) earnings from discontinued operations in the condensed consolidated interim statements of (loss) earnings and other comprehensive (loss) income. To the extent the Kumtor Mine’s hedging relationship was discontinued but the positions were novated and re-assigned to the Mount Milligan Mine, the Company recognized an unrealized gain of $1.1 million in net (loss) earnings from discontinued operations in the condensed consolidated interim statements of (loss) earnings and other comprehensive (loss) income, representing an amount in accumulated OCI up to the date the hedges were novated.

Foreign Exchange Contracts

The Company applies hedge accounting to the foreign exchange contracts it enters to hedge a portion of its future Canadian denominated expenditures. The foreign exchange contracts are expected to settle by end of the second quarter of 2023.

Strategic Copper Contracts

In the second quarter of 2021, the Company extended its copper hedge program by entering zero-cost option collars to hedge approximately 50% of Mount Milligan’s expected copper sales by the end of 2022. The new contracts are expected to settle by the end of 2022.

19

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

The table below includes the effective portion of changes in the fair value of the derivatives contracts recognized in OCI and the amounts reclassified to the condensed consolidated interim statements of (loss) earnings.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Fair value movement of derivative financial instruments	$(8,221)	$(3,630)	$(1,870)	$(3,591)
Reclassified to net earnings (loss) from continuing operations	(11,620)	3,400	(21,351)	3,718
Reclassified to net (loss) earnings from discontinued operations	15,623	(1,700)	17,325	(1,859)
Loss included in OCI	$(4,218)	$(1,930)	$(5,896)	$(1,732)

Non-Hedge Derivatives

The non-hedge derivative instruments outstanding as at June 30, 2021 are expected to settle by the end of 2021, and are summarized as follows:

			Total
Instrument	Unit	Type	Position (a)
Royal Gold deliverables
Gold forward contracts	Ounces	Float	24,404
Copper forward contracts	Pounds	Float	3,400,000

(a)	Total amounts expressed in the units identified.

b.	Provisionally-priced contracts

Certain gold-copper concentrate sales contracts contain an embedded derivative and are marked to market at the end of each reporting period. As at June 30, 2021 the Company’s trade receivables with embedded derivatives had a fair value of $20.8 million (December 31, 2020 - $12.4 million), representing a mark-to-market adjustment on 24.6 million pounds of copper and 59,742 ounces of gold (December 31, 2020 - 13.8 million pounds of copper and 25,672 ounces of gold).

20

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

20. Fair value measurement

Classification and the fair value measurement by the level of financial assets and liabilities in the statements of financial position were as follows:

June 30, 2021
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities	$2,038	$-	$-	$2,038
Provisionally-priced receivables	-	20,771	-	20,771
Derivative financial instruments	-	25,731	-	25,731
	$2,038	$46,502	$-	$48,540

Financial liabilities
Derivative financial instruments	$-	$25,941	$-	$25,941
Share-based compensation liability	9,238	-	-	9,238
	$9,238	$25,941	$-	$35,179

December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities	$3,485	$-	$-	$3,485
Provisionally-priced receivables	-	12,415	-	12,415
Derivative financial instruments	-	28,497	-	28,497
	$3,485	$40,912	$-	$44,397

Financial liabilities
Derivative financial instruments	$-	$16,494	$-	$16,494
Share-based compensation liability	28,184	-	-	28,184
	$28,184	$16,494	$-	$44,678

During the six months ended June 30, 2021, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

21

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

21. Segmented information

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision maker ("CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their performance.

The results of mine sites or business units that have been discontinued or the Company does not operate or does not control, or for which a disposal plan has been initiated, are not reviewed on a prospective basis as they are not important for the future allocation of resources. In the second quarter of 2021, the Kumtor Mine was reclassified as a discontinued operation and consequently is no longer being reviewed by the CODM. The results of the Kumtor Mine are presented as part of net (loss) earnings from discontinued operations in the current and comparative periods.

22

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

Three months ended June 30, 2021
(Millions of U.S. Dollars)	Öksüt	Mount Milligan	Molybdenum	Total segments	Corporate and other	Total
Revenue	$26.6	$128.2	$47.5	$202.3	$-	$202.3
Cost of sales
Production costs	6.7	60.3	45.7	112.7	-	112.7
Depreciation	3.4	19.7	1.6	24.7	-	24.7
Earnings from mine operations	16.5	48.2	0.2	64.9	-	64.9
Exploration and development costs	0.4	2.4	-	2.8	6.0	8.8
Corporate administration	-	-	-	-	5.8	5.8
Care and maintenance	-	-	3.5	3.5	2.9	6.4
Reclamation expense	-	-	10.8	10.8	-	10.8
Other operating expenses	-	3.4	0.7	4.1	-	4.1
Earnings (loss) from operations	16.1	42.4	(14.8)	43.7		29.0
Other expenses					4.7	4.7
Finance costs					1.6	1.6
Earnings before income tax						22.7
Income tax recovery					(10.4)	(10.4)
Net earnings from continuing operations						33.1
Net loss from discontinued operations						(884.7)
Net loss						$(851.6)
Additions to property, plant and equipment (a)	$6.4	$21.2	$0.2	$27.8	$-	$27.8

(a)	Excludes additions to property, plant and equipment related to discontinued operations of $30.4 million.

23

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

Three months ended June 30, 2020
(Millions of U.S. Dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$14.6	$87.7	$27.7	$130.0	$-	$130.0
Cost of sales
Production costs	3.3	55.6	32.1	91.0	-	91.0
Depreciation	0.6	18.0	1.8	20.4	-	20.4
Earnings (loss) from mine operations	10.7	14.1	(6.2)	18.6	-	18.6
Exploration and development costs	-	1.5	-	1.5	5.0	6.5
Corporate administration	-	-	-	-	25.3	25.3
Care and maintenance	-	-	3.2	3.2	3.9	7.1
Reclamation expense	-	-	17.1	17.1	-	17.1
Other operating expenses	-	2.6	0.4	3.0	-	3.0
Earnings (loss) from operations	10.7	10.0	(26.9)	(6.2)		(40.4)
Other income					(3.0)	(3.0)
Finance costs					3.5	3.5
Loss before income tax						(41.0)
Income tax recovery					(1.6)	(1.6)
Net loss from continuing operations						(39.4)
Net earnings from discontinued operations						120.2
Net earnings						$80.8
Additions to property, plant and equipment (a)	$4.9	$7.7	$1.4	$14.0	$5.2	$19.2

(a)	Excludes additions to property, plant and equipment related to discontinued operations of $73.4 million.

24

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

Six months ended June 30, 2021
(Millions of U.S. Dollars)	Öksüt	Mount Milligan	Molybdenum	Total segments	Corporate and other	Total
Revenue	$76.5	$263.7	$88.3	$428.5	$-	$428.5
Cost of sales
Production costs	22.8	129.4	81.9	234.1	-	234.1
Depreciation	13.1	42.6	3.3	59.0	-	59.0
Earnings from mine operations	40.6	91.7	3.1	135.4	-	135.4
Exploration and development costs	0.7	3.3	-	4.0	8.2	12.2
Corporate administration	-	-	-	-	10.8	10.8
Care and maintenance	-	-	6.7	6.7	6.1	12.8
Other operating expenses	-	6.4	1.4	7.8	-	7.8
Earnings (loss) from operations	39.9	82.0	(5.0)	116.9		91.8
Gain on sale of Greenstone Partnership					(72.3)	(72.3)
Other expenses					7.1	7.1
Finance costs					3.3	3.3
Earnings before income tax						153.7
Income tax expense					9.2	9.2
Net earnings from continuing operations						144.5
Net loss from discontinued operations						(828.7)
Net loss						$(684.2)
Additions to property, plant and equipment (a)	$12.2	$34.0	$0.9	$47.1	$0.1	$47.2

(a)	Excludes additions to property, plant and equipment related to discontinued operations of $95.7 million.

25

Centerra Gold Inc. Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in thousands of United States Dollars, except where otherwise indicated)

Six months ended June 30, 2020
(Millions of U.S. Dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$14.6	$171.3	$72.1	$258.0	$-	$258.0
Cost of sales
Production costs	3.3	117.9	85.7	206.9	-	206.9
Depreciation	0.6	36.0	3.4	40.0	-	40.0
Earnings (loss) from mine operations	10.7	17.4	(17.0)	11.1	-	11.1
Exploration and development costs	-	2.1	-	2.1	9.2	11.3
Corporate administration	-	-	-	-	28.7	28.7
Care and maintenance	-	-	6.5	6.5	7.4	13.9
Reclamation expense	-	-	43.5	43.5	-	43.5
Other operating expenses	-	4.7	1.2	5.9	-	5.9
Earnings (loss) from operations	10.7	10.6	(68.2)	(46.9)		(92.2)
Other expenses					4.3	4.3
Finance costs					6.9	6.9
Loss before income tax						(103.4)
Income tax expense					1.3	1.3
Net loss from continuing operations						(104.7)
Net earnings from discontinued operations						205.4
Net earnings						$100.7
Additions to property, plant and equipment (a)	$21.0	$13.0	$2.3	$36.3	$9.3	$45.6

(a)	Excludes additions to property, plant and equipment related to discontinued operations of $126.3 million.

26